September 19, 2014
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:    Mr. Patrick Gilmore
Ms. Megan Akst
Ms. Ji Kim

Re:    Rovi Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 12, 2014
Definitive Proxy Statement on Schedule 14A filed March 11, 2014
Form 8-K filed April 30, 2014
File No. 0-53413
Ladies and Gentlemen:
In response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated September 8, 2014, with respect to the above-referenced filings, Rovi Corporation (the “Company”) is filing this response letter. For the Staff’s convenience, the numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been reproduced below for each comment.

1. Note 2 to the financial statements states that one customer represented approximately 11% of the company’s net revenues from continuing operations for the years ended December 31, 2013 and 2012 and that as of December 31, 2013, a receivable from one customer represented 14% of the company’s account receivable. Please tell us, with a view toward future disclosure, what consideration you have given to discussing your dependence on your major customers and identifying such customers in your business disclosure. Refer to Item 101(c)(1)(vii) of Regulation S-K.

We respectfully advise the Staff that the Company has historically concluded that the loss of a single customer would not have a material adverse effect on the registrant and its subsidiaries taken as a whole, per Item 101(c)(1)(vii) of Regulation S-K. With a view to future disclosure, however, beginning with its Third Quarter of 2014 Report on Form 10-Q, the Company will disclose the identity of this major customer and will provide additional disclosures around its dependence on major customers.

2. We note your disclosure stating that your U.S. issued patents will expire at different times and that the latest expiration date is in 2032. Please tell us, with a view toward future disclosure, what consideration you have given to disclosing the duration of the material patents, both U.S. and foreign, that you hold. See Item 101(c)(1)(iv) of Regulation S-K. In addition, given the significance of the patents to your business operations and the likely impact of any expiration of those patents, it appears that your ability to continue deriving licensing revenues from your patents may be a known, material uncertainty warranting discussion pursuant to Item 303(a)(3) of Regulation S-K. To the extent that you derive a material amount of revenues from a limited number of patents, please include an expanded discussion of your reliance on these patents.

The Company licenses its patents on a portfolio basis and does not derive a material amount of revenue from a limited amount of patents. The Company agrees that its ability to continue to produce and patent proprietary content discovery solutions is core to its ongoing business. The Company has provided disclosure regarding the importance of its patent licensing program on page 9 under “Rovi’s Strategy – Expand and Protect Patent Position”. The Company has also provided disclosure regarding the risk and uncertainties related to its patent business on page 11 under “Competition-IPGs” and within the Risk Factors on page 14 under “If we fail to develop and timely deliver innovative technologies in response to changes in the technology and entertainment industries, our business could decline”, on page 17 under “Our success is heavily dependent upon our proprietary technologies” and on page 17 under “We may make patent assertions, or initiate patent infringement or patent interference actions or other litigation to protect our intellectual property, which could be costly and harm our business”. We believe these disclosures provide the readers of our Form 10-K with the appropriate information to understand our ability to generate licensing revenue from patents in the future and the risk associated with generating revenue from patent licensing.

3. Throughout your discussion of the results of operations, you refer to various factors that have impacted your results without quantifying the impact of each factor. For example, you attribute the increase in service provider revenues to catch-up license payments and growth in IPG patent and IPG product subscribers. As another example, you attribute the decrease in the cost of revenues to a decrease in patent litigation costs and employee related costs due to the restructuring. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please tell us whether you considered quantifying the sources of material changes and offsetting factors, and provide us with an example of proposed revised disclosures that you will include in future filings beginning with your next Form 10-Q.

Beginning with its Third Quarter of 2014 Report on Form 10-Q, the Company will provide additional quantitative disclosures in its discussion of its results of operations. An example of a revised disclosure relating to a decrease in cost of revenues is provided below.
“For the year ended December 31, 20XX, cost of revenues decreased from the prior year primarily due to a $X million decrease in patent litigation costs and a $Y million decrease in employee related costs due to the restructuring actions we undertook to more efficiently manage our operating expenses.”

4. Quantify for us the amount of revenues associated with each revenue stream (i.e., advertising, metadata, IPG/ACP licenses, catch-up license payments). If material, tell us your consideration of also including a discussion of the changes in each revenue stream in the filing.

The Company supplementally advises the Staff that the below list shows the amount of revenue associated with each revenue stream. The Company respectfully believes that its discussion on page 38 and page 39 of its Form 10-K includes each of its material revenue streams.

2013 Revenue by product (in thousands)
Service Provider
Service Provider Patent Licensing	$194,324
Service Provider IPG Products	120,277
Data and Analytics	43,419
Advertising	19,894
Other	2,145
Total Service Provider	380,059
CE
CE Patent Licensing	98,886
CE IPG Products	22,414
Other	6,855
Total CE	128,155
Other
ACP	24,253
Other	5,600
Total Other	29,853

Total Revenue	$538,067

5. The disclosures in this section do not appear to address changes in your balance sheet that materially affected your operating cash flows. For example, we note that accounts receivable and prepaid expenses, other current assets and other assets changed significantly from December 31, 2012; however, the reasons for such increases are not evident from your disclosures. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. In addition, supplementally explain the significant increase in deferred revenues as of June 30, 2014. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

The Company respectfully advises the Staff that, in preparing its 2013 operating cash flow disclosures, the Company reviewed the impact changes in working capital had on its 2013 operating cash flows and observed that working capital as a whole, which amounted to approximately $2.3 million, did not have a material impact on its 2013 cash flows. In future filings the Company will provide additional disclosure regarding the changes in individual components of working capital, if significant.

The Company respectfully advises the Staff that the significant increase in deferred revenue as of June 30, 2014, was due to the Company receiving a significant upfront payment in the first quarter of 2014 related to a multi-year licensing deal signed in the fourth quarter of 2013. The Company provided disclosure related to this item in its discussion of operating cash flows on page 21 and page 24 of its 2014 First and Second Quarter Reports on Form 10-Q, respectively.

6. We note that you disclose a separate line item for amortization of intangible assets within operating expenses and that amortization of certain intangible assets is not included as a cost of revenue based on your disclosure on page F-11. Please tell us your consideration for including amortization of certain intangible assets that relate to the generation of revenues (e.g. developed technology and patents, content databases, etc.) within costs of revenues. Refer by analogy to ASC 985-20-45 for guidance.

When considering whether to include amortization of certain intangible assets that relate to the generation of revenues within costs of revenues or to present all amortization of intangible assets in their own line, the Company considered the applicable accounting guidance as well as what presentation would provide the readers of its financial statements with the most useful information. The Company is not aware of an accounting standard that requires the amortization of intangible assets to be recorded in a specific income statement line. ASC 350-30-45-2 states that “the amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.” The Company believes that reporting the amortization of intangible assets in its own line on the statement of operations provides the reader of the financial statements the clearest presentation of the Company’s results and gives the reader the opportunity to include or exclude this amount in any analysis they may be conducting. In future filings the Company will add the following parenthetical next to cost of revenues in its statement of operations: “Exclusive of amortization of intangible assets, which is shown separately below.”

7. We note your disclosure on page 7 that for your HTML Guide product line you have moved from embedding your software technology into a consumer electronic device to using web standards. Please clarify whether your interactive program guides are considered software products in instances when you embed the software into the consumer electronic device as well as when it is delivered using web standards. As part of your response please explain why you believe your products do, or do not, fall under the industry specific guidance for software revenue recognition, and tell us how you considered the guidance in ASC 985-605-15.

In determining if the Company’s legacy embedded consumer electronics (“CE”) interactive program guide (“IPG”) products fall under the industry specific guidance for software revenue recognition the Company considered the guidance in ASC 985-605-15 which states that the software revenue recognition guidance is not applicable to arrangements for products or services containing software that is incidental to the products or services as a whole. The guidance further states that if the software is not a significant focus of the marketing effort and is not sold separately this would be an indication that the software is incidental to the service as a whole. Additionally, the Company considered the guidance in ASC 985-605-55-121 which states that a software element is only present in a hosting arrangement if the customer has the contractual right to take possession of the software at any time and it is feasible for the customer to run the software on its own or contract with another party to run it.

When a customer licenses the Company’s embedded CE IPG it receives IPG client software which is installed on a CE device. This IPG client software has limited functionality unless it is receiving the necessary metadata and other information which is provided by the Company or, in Japan, contractually through a third party. The licensee also does not have the contractual right to make modifications to the IPG client software to receive information from another source and the Company does not sell the IPG client software on a stand-alone basis without the associated Rovi Data Service. If a customer wants to design their own IPG user interface the Company will license the customer its patents and the Rovi Data Services that power the Company’s IPGs to allow the customer to create their own IPG. Based on the fact that (i) the Company does not sell or market the IPG client software on a stand-alone basis and (ii) the IPG client software has limited functionality on its own, the Company has concluded that its embedded CE IPG products do not fall under the industry specific guidance for software revenue recognition as the software is incidental to the service.

The Company has also concluded that its CE HTML IPG does not fall under the industry specific guidance for software revenue recognition. The Company’s CE HTML IPG uses web standards such as HTML and JavaScript to reduce the amount of code required to be installed on the CE device. Similar to the embedded CE IPG, the CE HTML IPG has limited functionality if it is not receiving information from the Rovi Data Service.

In fiscal year 2013, revenue from all of the Company’s CE IPG products represented approximately 4.2% of the Company’s total revenue.

8. We note that for your multiple element arrangements, you allocate revenue to all deliverables based on their relative selling prices. Tell us the nature of the deliverables included in these arrangements and whether these multiple-element arrangements are material. If revenue under these arrangements is material, please tell us how you determine the selling price of each of the deliverables in your multiple element arrangements, including the significant factors, inputs, assumptions and methods used to determine the selling price. Please also tell us what consideration was given to disclosing this information. Refer to ASC 605-25-30-6(A) through (C) and ASC 605-25-50-2(e).

The Company’s most common and significant type of multiple-element arrangement relates to IPG patent license agreements under which the Company provides a licensee a release for past infringement as well as a prospective patent license. The Company discusses this type of arrangement under “CE and Service Provider Licensing” within it critical accounting policies. In future filings the Company will supplement its existing disclosure with the additional information related to the significant factors used to determine Best Estimate of Selling Price (BESP) highlighted in bold below.

“The Company at times enters into IPG patent license agreements in which it provides a licensee a release for past infringement as well as the right to ship an unlimited number of units over a future period for a flat fee. In this type of arrangement, the Company generally would use BESP to allocate the consideration between the release for past infringement and the go-forward patent license. In determining BESP of the past infringement component and the go-forward license agreement the Company considers such factors as the number of units shipped in the past and in what territories these units where shipped, the number of units expected to be shipped in the future and in what territories these units are expected to be shipped, as well as the licensing rate the Company generally receives for units shipped in these territories. As the revenue recognition criteria for the past infringement would generally be satisfied upon the execution of the agreement, the amount of consideration allocated to the past infringement would be recognized in the quarter the agreement is executed and the amount allocated to the go-forward license agreement would be recognized ratably over the term.”

9. We note that you sold the Rovi Entertainment Store on September 1, 2013 and agreed to transfer $8.5 million to the buyer and receive a $2 million unsecured note in relation to this sale. Tell us the total amount paid or assets exchanged by the buyer in relation to this sale. If the assets exchanged by the buyer totaled less than the cash transferred by the company, further explain the nature of this transaction, whether the company will have an continuing involvement in the business, and how your analyzed ASC 205-20-45-1 in determining that conditions for reporting as discontinued operations were met.

During the fourth quarter of 2012, the Company determined that the Rovi Entertainment Store was not core to its operations and it would pursue a sale of the business. The Rovi Entertainment Store was an unprofitable business and the Company ultimately sold it on September 1, 2013, for $1 and also agreed to transfer $8.5 million to the buyer. As part of the transaction the buyer acquired substantially all of the assets and operations of the business. The Company determined that the Rovi Entertainment Store business met the criteria for discontinued operations under ASC 205-20-45-1 as the operations and cash flow of the business would be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the Company would not have any significant continuing involvement in the operations of the component after the disposal transaction. The only continuing cash flows the Company receives from the former Rovi Entertainment Store relate to a patent and data license. The annual revenue the Company receives from this patent and data license represents less than 5% of the annual revenue that the Rovi Entertainment Store was generating and therefore would not be considered significant under ASC 205-20. The only continuing involvement the Company had with the operations of the Rovi Entertainment Store after the disposal was a customary short term transition services agreement relating to certain back office functions, which ended in the first quarter of 2014.

10. Please explain further the caption in your effective income tax rate reconciliation table for “tax impact on foreign operations.” In this regard, tell us which of your foreign jurisdictions had a more significant impact on your foreign tax rate differential for each period presented. Tell us the statutory tax rates in these jurisdictions and how they contributed to an increase in your overall effective tax rate.

The Company supplementally advises the staff that Luxembourg is the foreign jurisdiction that has the largest impact on the Company’s foreign rate differential. In 2013 and 2012, the Company’s Luxembourg entity incurred losses for which the Company received no tax benefit, causing an increase in the Company’s overall tax rate. In 2011, the Company’s Luxembourg entity had profits, but the Company benefited from a preferential tax agreement, causing a decrease in the Company’s overall tax rate. The statutory tax rate for Luxembourg is currently 21%.

     The Company also includes: (i) Withholding taxes on third-party royalty payments paid to our foreign subsidiaries; (ii) U.S. tax impact of deemed dividends from our foreign subsidiaries, which is offset by the utilization of net operating losses in the caption “Change in valuation allowances”, and; (iii) the impact of any immaterial foreign return to provision true-ups in the caption “tax impact on foreign operations”. For the periods presented these three items contributed to an increase in the Company’s overall tax rate.

11. We note that you have $191 million of undistributed earnings of non-U.S. subsidiaries and that such earnings are considered to be permanently reinvested outside the U.S. Please tell us your consideration for disclosing the amount of your unrecognized deferred tax liability related to these earnings or including a statement that determination of such amounts are not practicable. Refer to ASC 740-30-50-2(c).

The Company believes that it is not practicable to determine the amount of the unrecognized deferred tax liability on the $191 million of undistributed earnings of non-U.S. subsidiaries considered permanently reinvested outside of the U.S. Numerous possible methods could be used to facilitate the repatriation of earnings to the U.S., and each would require the evaluation of withholding taxes, the local taxability of dividends as well as an analysis of the Company’s historical tax position and the ability to use foreign tax credits and or the Company’s $1.3 billion net operating loss carryover. Due to the Company’s net operating loss and foreign tax credit carryovers, and the timing of when the repatriation of these earnings may occur, various possibilities could result in estimating the U.S. federal and state liability. Because any estimate would not be meaningful due to the numerous assumptions upon which it would be based, and because of the significant resources this exercise would require, we determined that it is not practicable for the Company to estimate the amount of unrecognized deferred tax liabilities. In future filings the Company will include a statement that the determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

12. We note your disclosure that beginning in February 2014, vesting of performance shares will be based, in part, on adjusted pro forma revenue. You disclose also that under the 2013 Executive Incentive Plan, named executive officers would be eligible to earn their annual variable cash bonuses based in part on the company’s achievement of a worldwide adjusted pro forma revenue target. In future filings, please clarify how such metrics are calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

In future filings the Company will clarify, for any executive incentive compensation based upon non-GAAP measures, how such metric is calculated from our audited financial statements.

13. It appears the non-GAAP operating statement columnar format that you describe as pro-forma appearing in your April 30, 2014 Form 8-K conveys undue prominence to a statement based on non-GAAP information. Please tell us your consideration for the guidance in Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm in determining your presentation is appropriate. As a substitute for this presentation, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.), provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

The Company has historically provided a full GAAP to non-GAAP reconciliation in the format referenced above to allow investors to review its operations the same way that management does. Providing the information in this format provided investors with the non-GAAP amounts for all of the line items which appear on our statement of operations. Going forward the Company will discontinue this presentation and will individually reconcile each non-GAAP measure it uses to the appropriate GAAP measures.

14. Additionally, the presentation of non-GAAP financial measures described as adjusted pro-forma income and adjusted pro-forma income per common share, as well as your use of “pro forma” to describe the non-GAAP reconciliation and other information provided, imply that these amounts are determined and presented pursuant to Article 11 of Regulation S-X. Given that it does not appear that these amounts are determined and presented pursuant to Article 11 of Regulation S-X, please retitle these non-GAAP financial measures and presentations or further advise.

The Company has had many acquisitions over the years and when completing a significant acquisition the Company has historically presented pro forma financial information prepared in accordance with Article 11 of Regulation S-X. The Company has historically also provided investors with the corresponding non-GAAP or adjusted pro forma financial measures. As investors have become accustomed to our non-GAAP information being labeled as adjusted pro forma we have not changed the titles of these measures. With the Company not making any significant acquisitions for which pro forma financial information has been presented since 2011, the Company will eliminate pro forma from the title of its non-GAAP financial measures in all future filings and presentations.

Additionally, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me via telephone at (408) 562-8400 or fax (408) 562-1807 if you have any questions or would like any additional information regarding this matter.

Sincerely,

Rovi Corporation

By:	/s/ Peter C. Halt
Peter C. Halt
Chief Financial Officer

cc:	Jon Gavenman, Esq., Cooley LLP